UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Atrion Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

049904105

(CUSIP Number)

Emile A Battat

One Allentown Parkway

Allen, Texas 75002

(972) 390-9800

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

Copies To:

B. G. Minisman, Jr., Esq.

Baker, Donelson, Bearman, Caldwell & Berkowitz, P.C.

1901 Sixth Avenue, North. Suite 2600

Birmingham, Alabama 35203

(205) 328-0480

May 27, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e),13d-1(f) or 13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 049904105

1.	NAME OF REPORTING PERSON
Emile A Battat

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS
OO

5.	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
150,616

	8.	SHARED VOTING POWER
0

	9.	SOLE DISPOSITIVE POWER
150,616

	10.	SHARED DISPOSITIVE POWER
0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
150,616

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.56%

14.	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

This Amendment No. 3 to Schedule 13D amends and supplements the Schedule 13D as originally filed with the Securities and Exchange Commission (the "SEC") by Emile A Battat on March 3, 2003, as amended by Amendment No. 1 to Schedule 13D as filed with the SEC by Mr. Battat on October 3, 2003, and Amendment No. 2 to Schedule 13D as filed with the SEC by Mr. Battat on January 4, 2013 which Schedule 13D relates to the common stock, par value $.10 per share (the "Shares"), of Atrion Corporation, a Delaware corporation (the "Issuer").

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

Mr. Battat has used personal funds to acquire any Share that have been purchased since Amendment No. 2 was filed. Mr. Battat has restricted stock units that were awarded to him by the Issuer that are to be settled in cash and are not included in the beneficial ownership reported above.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

Mr. Battat has acquired the Shares owned by him for investment purposes and may, from time to time, depending on his evaluation of the Issuer's business, prospects and financial condition, the market for the Shares, other opportunities available to him, general economic conditions, regulatory conditions, financial and stock market conditions and other considerations, acquire additional Shares or dispose of Shares, either in the open market or in private transactions, or combinations thereof.

At the date of this Schedule 13D, Mr. Battat does not have any plans or proposals which would result in any of the actions below except as may be effected through, or as a result of, the merger discussed in Item 6 below.

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented by deleting paragraphs (a) - (c) and replacing such paragraphs with the following:

(a) Mr. Battat is the beneficial owner of 150,616 Shares, representing 8.56% of the 1,759,954 Shares outstanding on May 15, 2024.

(b) Mr. Battat has sole voting and dispositive power with respect to the 150,616 Shares beneficially owned by him.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

In connection with the execution of a Merger Agreement dated May 27, 2024 by and among the Issuer, Nordson Corporation, and Alpha Medical Merger Sub, Inc., a wholly owned subsidiary of Nordson Corporation, providing for the merger of the Issuer with Alpha Medical Merger Sub, Inc. and the conversion of all outstanding Shares into the right to receive cash in the amount of $460,00 per share upon consummation of the merger, Mr. Battat, along with John P. Stupp, Jr., Stupp Bros., Inc.. David A. Battat, and Montclair Harbour LLC (the “Support Agreement Signatories”), entered into voting and support agreements on May 27, 2024 with Nordson Corporation (the “Support Agreements”). As of May 28, 2024, the Support Agreement Signatories held, in the aggregate, Shares representing approximately 22% of the voting power of the outstanding Shares, including the 150,616 Shares beneficially owned by Mr. Battat.. Under the Support Agreements, the Support Agreement Signatories have, among other things, agreed to, during the term of the Support Agreements, vote the Shares held by the Support Agreement Signatories (i) in favor of the approval and adoption (as applicable) of a Merger Agreement dated May 27, 2024 by and among the Issuer, Nordson Corporation, Alpha Medical Merger Sub, Inc., and any actions related thereto; (ii) in favor of any proposal to adjourn a meeting of the holders of Shares at which the matters described in the preceding clause (i) are submitted for the consideration and vote of the holders of Shares to a later date if there are not sufficient votes for approval of such matters on the date on which the meeting is held; (iii) against any acquisition proposal, reorganization, recapitalization, liquidation or winding up of the Issuer or any other extraordinary transaction involving the Issuer; (iv) against any action or agreement the consummation of which would reasonably be expected to prevent or delay the consummation of the transactions contemplated by the Merger Agreement; (v) against any action or agreement that would reasonably be expected to result in a material breach or violation of any covenant, representation or warranty or any other obligation of such Support Agreement Signatories contained in the Support Agreements; and (vi) against any change in the membership of the Issuer’s Board of Directors, unless approved by Nordson Corporation

The foregoing description of Mr. Battat’s Support Agreement and the transactions contemplated thereby does not purport to be complete, and is subject to, and qualified in its entirety by reference to, the full text of his Support Agreement, which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
99.1	Voting and Support Agreement, dated May 27, 2024, by and among Mr. Battat, David A. Battat, Montclair Harbour, LLC, and Nordson Corporation

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2024

/s/ Emile Battat
Emile A Battat